UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), according to article 228 of the Spanish Securities Market Act (Texto Refundido Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material Fact (Hecho Relevante)

With the primary objective of facilitating a restructuring agreement with the financial creditors of the company and increase its independence from Inversion Corporativa IC, SA, currently the Company´s majority shareholder, the Board of Directors of Abengoa has approved, in the meeting held today, the following resolutions:

1.                            With the prior approval from the Appointments and Remuneration Committee, the appointment of Antonio Fornieles Melero as Executive Chairman (to date Vice Chairman and Lead Coordinating Director), with all the powers delegated to him except those that cannot be legally delegated. Consequently, he will no longer be part of the Audit Committee and the Appointments and Remuneration Committee.

2.                            With the prior approval from the Appointments and Remuneration Committee, delegate in favour of Joaquin Fernandez de Piérola, currently General Manager of the Company, all the powers except those that cannot be legally delegated thus, becoming Chief Executive Officer and remaining with the category of executive director.

3.                            The replacement of José Domínguez Abascal, appointed by nomination of Inversión Corporativa IC, S.A., as Executive President, revoking all the powers that he was previously delegated. He will remain as external director.

4.                            The termination of the services agreement entered into by the Company with Felipe Benjumea Llorente on September 23, 2015.

Seville, March 1, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 1 March, 2016	By:	/s/ Joaquín Fernández de Pierola
	Name:	Joaquín Fernández de Pierola
	Title:	CEO